                                                                      Exhibit 16



July 28, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated July 28, 2000, of American Architectural Products Corporation and are in agreement with the statements contained in the 2nd through 4th paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statements concerning the material weakness and other reportable conditions relating to the it's internal controls, included in the 4th paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1999 financial statements.

                                ERNST & YOUNG LLP